Exhibit 99.4

CERTIFICATION PURSUANT TO RULE 13a-14(b) OR RULE 15d-14(b) AND 18 U.S.C. SECTION 1350

In connection with the Annual Report of Kingsway Financial Services Inc. (the "Company") on Form 40-F for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Shelly Gobin, Vice President and Chief Financial Officer of the Company, certify, solely for the purpose of 18 U.S.C. section 1350, that:

1.           the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.           the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 28, 2008

/s/ Shelly Gobin
Shelly Gobin Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Kingsway Financial Services Inc. and will be retained by Kingsway Financial Services Inc. and furnished to the Securities and Exchange Commission or its staff upon request. This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, and shall not be incoporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, irrespective of any general incorporation language contained in any such filing.

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